GENERAL SECURITY AGREEMENT

THIS AGREEMENT is made as of the 17th day of February, 2006,

BETWEEN:

Name:

Address:

(hereinafter referred to as the “Secured Party”)

OF THE FIRST PART

-and-

ASTRIS ENERGI INC., a corporation incorporated under the laws of the Province of Ontario and having its registered office at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario L5L 1X2

(hereinafter referred to as the “Debtor”)
OF THE SECOND PART

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties) it is agreed as follows:

1. INTERPRETATION

1.1 Definitions - In this Agreement:

“Accessions” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Account” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Affiliate” means any Person who, directly or indirectly, controls or is controlled by or is under common control with any other Person (for the purposes of this Agreement, “control” and “controlled” shall have the meanings ascribed thereto in the Business Corporations Act (Ontario) as in force on the date hereof);

“Agreement”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and any similar expressions refer to this Agreement and the schedules hereto as they may be amended or supplemented from time to time, and not to any particular Section or other portion thereof;

“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario;

“Chattel Paper” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Collateral” means all of the undertaking, property and assets of the Debtor subject to, or intended to be subject to, the Security Interest, and any reference to “Collateral” shall be deemed to be a reference to “Collateral or any part thereof” except where otherwise specifically provided;

“Contracts” means any agreement, indenture, contract, bond, debenture, security agreement, lease, deed of trust, licence, franchise agreement, option, instrument or other legally binding commitment, whether written or oral;

“Document of Title” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Equipment” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Event of Default” has the meaning ascribed to such term in Section 8;

“Goods” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Instrument” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Intangible” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Inventory” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Lien” means any mortgage, pledge, charge, assignment, security interest, hypothec, lien or other encumbrance, including, without limitation, any agreement to give any of the foregoing, or any conditional sale or other title retention agreement;

“Money” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Obligations” means all obligations of the Debtor to the Secured Party including all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, liquidated or unliquidated, whenever and howsoever incurred, in any currency at any time owing by the Debtor to the Secured Party or remaining unpaid by the Debtor to the Secured Party and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether arising from dealings or writings between the Secured Party and the Debtor, including a promissory note of even date between the Secured Party as holder and the Debtor as maker, or from other dealings or writings or proceedings by which the Secured Party may be or become in any manner whatsoever a creditor of the Debtor and wherever incurred and whether incurred by the Debtor alone or with another or others and whether as principal or surety, including all interest, commissions, legal and other costs, charges and expenses;

“Permitted Encumbrances” means any encumbrances granted by the Debtor having priority over the Security Interest on the prior written consent of the Secured Party from time to time, or any Purchase Money Security Interest granted by the Debtor in favour of a third party for the lease or purchase money financing of a particular piece of equipment or motor vehicle from time to time;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted, and any combination of the foregoing;

“Personal Property” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“PPSA” means the Personal Property Security Act (Ontario) as amended from time to time and any Act substituted therefor and amendments thereto;

“Proceeds” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Products” means all rights, title, interest and claims whatsoever of the Debtor, its Subsidiaries and/or Affiliates in, to or in respect of all current and future tangible and intangible assets, together with all rights therein or related thereto, and all results and proceeds from the sale or other commercial exploitation thereof;

“Purchase Money Security Interest” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Receiver” means any of a receiver, manager, receiver-manager and receiver and manager;

“Securities” has the meaning ascribed to such term in the PPSA as in force on the date hereof;

“Security Interest” has the meaning ascribed to such term in Section 2.1; and

“Subsidiary” means any corporation of which there is owned, directly or indirectly, by or for the benefit of the Debtor or by or for the benefit of any corporation in like relationship to the Debtor, voting shares which, in the aggregate, entitle the holders thereof to cast more than fifty (50%) percent of the votes which may be cast by the holders of all outstanding voting shares of such first mentioned corporation for the election of its directors and any corporation in like relation to a Subsidiary and “Subsidiaries” has a similar extended meaning.

1.2 Conflict with Other Instrument - In the event of an inconsistency with respect to any provision of this Agreement with any other agreement or instrument between the Debtor and the Secured Party, this Agreement shall govern to the extent of the inconsistency.

1.3 Currency - Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency.

1.4 Gender and Number - In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.5 Invalidity of Provisions - Each of the provisions contained in this Agreement are distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.6 Amendment, Waiver - No amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.7 Governing Law, Attornment - This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, and the Debtor hereby irrevocably attorns to the jurisdiction of the courts of Ontario.

1.8  Sections and Headings - The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, reference herein to “Sections” are to sections of this Agreement.

2. SECURITY INTEREST

2.1 Creation of Security Interest - As general and continuing security for payment and performance of all Obligations of the Debtor to the Secured Party, and subject to Sections 2.2, 2.3 and 10.7 hereof, the Debtor hereby grants to the Secured Party, by way of security interest, mortgage, pledge, charge, assignment and hypothec a security interest (the “Security Interest”) in the undertaking of the Debtor (including, without limitation, all of the Debtor’s present and after-acquired Personal Property) and in:

(a)
all Goods (including without limitation all parts, accessories, attachments, additions and Accessions thereto) whether or not such Goods are now or hereafter become fixtures, all Accounts, all Chattel Paper, all Contracts, all Documents of Title (whether negotiable or not), all Equipment, all Instruments, all Intangibles, all Inventory, Money, and all Securities, and all other Personal Property, if any, in each case now owned or hereafter acquired by or on behalf of the Debtor or in respect of which the Debtor now or hereafter has any right, title or interest (including, without limitation, such as may be returned to or repossessed by the Debtor) and including, without limitation, all Products, licenses, franchises, computer software, warranties, ownership certificates, manuals, publications, memberships, books, statements of account, bills, invoices, letters and other documents or records in any form evidencing or relating to any of the foregoing property;

(b)	all renewals of, accretions to, and substitutions for any of the property described in clause 2.1 (a); and

(c)	all Proceeds (including Proceeds of Proceeds) of any of the property described in clauses 2.1 (a) and 2.1 (b).

2.2 Exception for Last Day of Leases - The Security Interest granted hereby does not and shall not extend to, and the Collateral shall not include, the last day of the term of any lease or sub-lease, oral or written, or any agreement therefor, now held or hereafter acquired by the Debtor, but upon the sale of the leasehold interest or any part thereof the Debtor shall stand possessed of such last day in trust to assign the same as the Secured Party shall direct.

2.3 Exception for Contracts - The Security Interest granted hereby does not and shall not extend to, and the Collateral shall not include, any Contracts to which the Debtor is a party or of which the Debtor has the benefit, to the extent that the creation of the Security Interest therein would constitute a breach of the terms of or permit any Person to terminate such Contracts, but the Debtor shall hold its interest therein in trust for the Secured Party and such Contracts shall be automatically assigned to the Secured Party, without any further action on the part of the Debtor, forthwith upon obtaining the consent of the other party thereto. Except as otherwise agreed to in writing by the Secured Party and the Debtor, the Debtor agrees that it shall, upon the request of the Secured Party, use all commercially reasonable efforts to obtain any consent required to permit any Contracts to be subjected to the Security Interest. The Debtor represents and warrants to the Secured Party that it has obtained all consents required or necessary for the granting of the Security Interest in all existing material Contracts and that the Security Interest extends and applies to all such Contracts. The Debtor shall not enter into or assume any future material Contract unless the Security Interest extends thereto. For purposes of this Section, a material Contract shall not include any lease of real property.

2.4 Attachment - The attachment of the Security Interest has not been postponed and the Security Interest shall attach to any particular Collateral as soon as the Debtor has rights in such Collateral.

3. OBLIGATIONS SECURED

3.1 Obligations Secured - The Security Interest granted hereby secures the payment, performance and satisfaction of the Obligations.

4. REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties - The Debtor represents and warrants, and so long as this Agreement remains in effect shall be deemed continuously to represent and warrant, that:

(a)
the Debtor is incorporated and organized and is subsisting under the laws of the jurisdiction of its incorporation and has the corporate power and capacity to own its properties and assets and to carry on its business as presently carried on by it;

(b)	the Debtor has the corporate power and capacity to enter into this Agreement and to do all acts and things as are required or contemplated hereunder to be done, observed and performed by it;

(c)	the Debtor has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement;

(d)
the entering into of this Agreement and the performance by the Debtor of its Obligations hereunder does not and shall not contravene, breach or result in any default under the articles, by-laws, constating documents or other organizational documents of the Debtor or under any mortgage, lease, agreement or other legally binding document or instrument of or affecting the Debtor;

(e)
other than as provided, no authorization, consent or approval of, or filing with or notice to, any Person is required in connection with the execution, delivery or performance of this Agreement by the Debtor;

(f)
except as disclosed in writing to the Secured Party prior to the execution of this Agreement, there is no court, administrative, regulatory or similar proceeding (whether civil, quasicriminal, or criminal), arbitration or other dispute settlement procedure, investigation or enquiry by any government body, or any similar matter or proceeding (collectively “proceedings”) against or involving the Debtor (whether in progress or threatened) which, if determined adversely to the Debtor, would materially adversely affect its business, property, condition (financial or otherwise) or prospects or its ability to perform any of the provisions of this Agreement; to the best of the Debtor’s knowledge, no event has occurred which might give rise to any proceedings and there is no judgment, decree, injunction, rule, award or order of any governmental body outstanding against the Debtor which has or may have a material adverse effect on the Debtor’s business, property, condition (financial or otherwise) or prospects;

(g)	the Debtor owns, and shall own, the Collateral free of all Liens, except for Permitted Encumbrances;

(h)
each Account, Chattel Paper and Instrument constituting the Collateral is enforceable in accordance with its terms against the Person obligated to pay the same, and the amount represented by the Debtor to the Secured Party from time to time as owing by each Person or by all such Persons shall be the correct amount actually and unconditionally owing by such Person or Persons, except for normal cash discounts where applicable, and no such Person shall have any defence, set-off, claim or counterclaim against the Debtor which can be asserted against the Secured Party, whether in any proceeding to enforce the Collateral or otherwise; and

(i)
the locations specified in Schedule “A” to this Agreement as to business operations and records are accurate and complete and, with respect to Goods (including Inventory) constituting the Collateral, the locations specified in Schedule “A” are accurate and complete except for Goods in transit to such locations and all fixtures or Goods about to become fixtures which form part of the Collateral shall be situate at one of such locations.

5. COVENANTS OF THE DEBTOR

5.1 General Agreements - The Debtor covenants that:

(a) it shall pay or satisfy all Obligations in accordance with the terms thereof;

(b)
it shall carry on and conduct its business in a proper and efficient manner and so as to protect and preserve the Collateral and shall keep, in accordance with generally accepted accounting principles, consistently applied, proper books of account for its business and accurate and complete records concerning the Collateral, and shall mark any and all such records and the Collateral at the Secured Party’s request so as to indicate the existence of the Security Interest;

(c)
it shall keep the Collateral in good order and repair and shall not use the Collateral in violation of the provisions of this Agreement or any other agreement between the Debtor and the Secured Party relating to the Collateral or any policy insuring the Collateral or any applicable statute, law, by-law, rule, regulation or ordinance;

(d)	it shall not, without the Secured Party’s prior written consent, locate any of the Collateral at any location not set out in Schedule “A”;

(e)	it shall prevent any of the Collateral, except Inventory sold or leased as permitted hereby from being or becoming an Accession to property not covered by this Agreement;

(f)
it shall pay all taxes, rates, levies, assessments and other charges of every kind which may be lawfully levied, assessed or imposed against or in respect of it or the Collateral as and when the same become due and payable;

(g)
it shall insure the Collateral for such periods, in such amounts, on such terms and against loss or damage by fire and such other risks as the Secured Party shall reasonably direct with loss payable to the Secured Party, and shall pay all premiums therefor;

(h)	it shall notify the Secured Party promptly of:

(i)
any material change in the information contained in this Agreement or in any schedules hereto relating to it, its business or the Collateral, including updating Schedule “A” for all new locations of the Debtor at which any Collateral is kept forthwith upon opening any such new location for business;

(ii)	the details of any acquisition of any material Collateral;

(iii)	the details of any claims or litigation affecting it or the Collateral;

(iv)	any material loss of or damage to the Collateral;

(v)	any material default by any Person in payment or other performance of its Obligations with respect to the Collateral; and

(vi)	the return to or repossession by it of the Collateral;

(i)	it shall deliver to the Secured Party from time to time promptly upon request:

(i)	any Documents of Title, Instruments, Securities and Chattel Paper constituting, representing or relating to the Collateral;

(ii)
all statements of accounts, bills, invoices and books of account relating to Accounts and all records, ledgers, reports, correspondence, schedules, documents, statements, lists and other writings relating to the Collateral for the purpose of inspecting, auditing or copying the same;

(iii)	all financial statements prepared by or for it regarding its business;

(iv)	all policies and certificates of insurance relating to the Collateral; and

(v)	such information concerning the Collateral, the Debtor and its business and affairs as the Secured Party may reasonably request;

(j)
it shall use reasonable commercial efforts to obtain, at the request of the Secured Party, a written agreement from each of its present and future landlords, if any, in favour of the Secured Party and in form and substance satisfactory to the Secured Party, whereby such landlord acknowledges the Security Interest and the right of the Secured Party to enforce the Security Interest in priority to any claim of such landlord;

(k)	it shall not amalgamate or enter into any plan of arrangement with any other Person without the written consent of the Secured Party;

(l)
it shall not change its name or the location of its registered office without giving prior written notice to the Secured Party of the new name or location and the date upon which such change of name or location is to take effect; and

(m)
it shall, at its own expense, do, execute, acknowledge and deliver such financing statements and further assignments, transfers, documents, acts, matters and financing (including further schedules to this Agreement) as may be reasonably requested by the Secured Party or with respect to the Collateral in order to give effect to this Agreement.

5.2 Restrictions on Dealings with the Collateral - Except as provided in Section 5.3, the Debtor agrees that it shall not, without the prior consent in writing of the Secured Party:

(a)	sell, assign, transfer, exchange, lease, consign or otherwise dispose of any of the Collateral;

(b)	move or transfer the Collateral from its present locations unless to a new location which has been set out on a revised Schedule “A” to this Agreement; or

(c)	create, assume or suffer to exist any Lien upon the Collateral in priority to the Security Interest of the Secured Party, other than:

(i)	the Permitted Encumbrances;

(ii)
cash or government or other securities deposited in the ordinary course of business in connection with contracts, bids, tenders or given in the ordinary course of business to a public utility, municipality or other governmental authority in connection with the operations of the Debtor;

(iii)
undetermined or inchoate liens or other charges that arise by of law and that are incidental to the construction of improvements to real property, the repair of personal property, or any part of the operations of the Debtor or a Subsidiary, provided that all payments by the Debtor or Subsidiary, as the case may be, are being made when due in accordance with applicable legislation; and

(iv)	security interests granted to secure the purchase price of the Collateral against which the Security Interest is granted.

5.3 Permitted Dealings with the Collateral - The Debtor may at any time, without the consent of the Secured Party sell, assign, transfer, exchange, lease, consign or otherwise dispose of Inventory in the ordinary course of its business and Equipment which is not necessary or useful in connection with the operation of its business or which has become worn out or damaged or otherwise unsuitable for its purpose.

6. SECURITIES

6.1  Securities

(a) If the Collateral at any time includes Securities, the Debtor authorizes the Secured Party, upon the occurrence of an Event of Default, to transfer the same or any part thereof into his own name or that of his nominee so that the Secured Party or his nominee may appear as the sole owner of record thereof.

(b) Upon and following the occurrence of an Event of Default, the Secured Party may, but shall not be obligated to, vote and exercise all rights of conversion or retraction or other similar rights with respect to any Securities constituting the Collateral and the Secured Party shall be entitled to receive all dividends (whether paid or distributed in cash, securities or other property) and interest declared and paid or distributed in respect of Securities constituting the Collateral.

(c) The Debtor recognizes that the Secured Party may be unable to effect a public sale of any or all of the Securities constituting the Collateral by reason of certain prohibitions contained in applicable securities laws or otherwise, and accordingly, may be compelled to resort to one or more private sales thereof to a restricted group of purchasers who shall be obliged to agree, among other things, to acquire such Securities for their own account for investment and not with a view to the distribution or resale thereof. The Debtor acknowledges and agrees that any such private sale may result in prices and other terms less favourable than if such sale were a public sale, and notwithstanding such circumstances, agrees that any such private sale shall not be deemed to have been made in a commercially unreasonable manner solely by reason of its being a private sale. The Secured Party shall be under no obligation to delay a sale of any Securities constituting the Collateral for the period of time necessary to permit the issuer of Securities to register such Securities for public sale under applicable securities laws, or otherwise, even if the issuer would agree to do so.

7. COLLECTION OF DEBTS

7.1 Collection of Debts - After the occurrence of an Event of Default, the Secured Party may give notice of the Security Interest to any Person obligated to pay any debt or liability constituting the Collateral and may also direct such Person to make all payments on account of any such debt or liability to the Secured Party. The Debtor acknowledges that any payments received by the Debtor from such Persons, after the occurrence of an Event of Default, shall, subject to the rights of other secured creditors, if any, be received and held by the Debtor in trust for the Secured Party and shall be turned over to the Secured Party upon request.

8. EVENTS OF DEFAULT

8.1 Events of Default - The occurrence of any of the following events shall constitute an event of default (an “Event of Default”):

(a) default by the Debtor:

(i)	in the payment, on demand, of any of the Obligations which require the payment of Money to the Secured Party; or

(ii)
in the performance or observance of any covenant, condition or obligation contained in any agreement to which it and the Secured Party are party that does not require the payment of Money by the Debtor to the Secured Party;

(b) default by any Subsidiary or Affiliate:

(i)	in the payment, when due, of any obligations which require the payment of Money by the Subsidiary or Affiliate to the Secured Party; or

(ii)
in the performance or observance of any material covenant, condition or obligation contained in any agreement to which such Subsidiary or Affiliate and the Secured Party are party that does not require the payment of Money by the Subsidiary or Affiliate to the Secured Party;

(c)
any representation or warranty made by the Debtor herein or in any officers’ certificate or other document delivered to the Secured Party pursuant hereto or in connection with any agreement to which the Secured Party and the Debtor are party is found to be false or incorrect in any material way so as to make it misleading when made or deemed to have been made;

(d)
default by the Debtor or any Subsidiary or Affiliate in the performance or observance of any material covenant, condition or obligation contained in any agreement between the Debtor or such Subsidiary or Affiliate and any Person;

(e)
the Debtor or any Subsidiary or Affiliate fails to pay to any Person any material indebtedness (other than the Obligations) when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) and such failure continues after any applicable grace period;

(f)	the Debtor or any Subsidiary or Affiliate admits its inability to pay its debts generally as they become due or otherwise acknowledges its insolvency;

(g)	the Debtor or any Subsidiary or Affiliate institutes any proceeding or takes any corporate action or executes any agreement to authorize its participation in or commencement of any proceeding:

(i)	seeking to adjudicate it a bankrupt or insolvent; or

(ii)
seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any application under the Companies’ Creditors Arrangement Act (Canada) or any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation);

(h)	any proceeding is commenced against or affecting the Debtor or any Subsidiary or Affiliate and has not been dismissed or abandoned within sixty (60) days after it is initiated:

(i) seeking to adjudicate it a bankrupt or insolvent;

(ii)
seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation);

(iii)	seeking appointment of a Receiver, trustee, agent, custodian or other similar official for it or for any substantial part of its properties and assets, including the Collateral or any part thereof;

(i)
any creditor of the Debtor or any Subsidiary or Affiliate, or any other Person, shall privately appoint a Receiver, trustee or similar official for any material part of the properties and assets of the Debtor (including the Collateral or any part thereof) or of such Subsidiary or Affiliate;

(j)	if any execution, distress or other enforcement process, whether by court order or otherwise, becomes enforceable against any material property of the Debtor or any Subsidiary or Affiliate;

(k)
if any event or proceeding is taken with respect to any part of the Collateral or any property of a Subsidiary or Affiliate in any jurisdiction outside Canada which has an effect equivalent or similar to any of the events described in Subsections 8.1(g), 8.1(h), 8.1(i), 8.1(j) and is not dismissed or abandoned within sixty (60) days after it is initiated;

(l)
if, in the sole opinion of the Secured Party, acting reasonably, his interest in any of the Security is in jeopardy, or if any material adverse change occurs in the financial condition or prospects of the Debtor or any Subsidiary or Affiliate which in the sole opinion of the Secured Party, acting reasonably, is likely to impair the ability of the Debtor to repay or discharge the Obligations;

(m)	the Debtor or any Subsidiary or Affiliate ceases or threatens to cease to carry on business in the ordinary course; or

(n)
the Secured Party in good faith believes and has commercially reasonable grounds to believe that the prospect of payment or performance of the Obligations is or is about to be materially impaired or that the Collateral is or is about to be placed in jeopardy.

9. REMEDIES

9.1 Appointment of Receiver - Upon the occurrence of an Event of Default, the Secured Party may appoint by instrument any Person to be a Receiver of the Collateral and may remove any Receiver so appointed and appoint another in place of such Receiver in the same manner. Any such Receiver shall be deemed to be the agent of the Debtor and not of the Secured Party for the purpose of (i) carrying on and managing the business and affairs of the Debtor, and (ii) establishing liability for all acts or omissions of the Receiver while acting as such, and the Secured Party shall not be in any way responsible for any acts or omissions on the part of any such Receiver, its officers, employees and agents. The Debtor hereby irrevocably authorizes the Secured Party to give instructions to the Receiver relating to the performance of its duties. Subject to the provisions of the instrument appointing it, any such Receiver shall have the power to take possession of the Collateral, to preserve the Collateral or its value in such manner as it considers appropriate, to carry on or concur in carrying on all or any part of the business of the Debtor and to sell, lease or otherwise dispose of or concur in selling, leasing or otherwise disposing of the Collateral in such manner and on such terms as it considers to be commercially reasonable. To facilitate the foregoing powers, any such Receiver may enter upon, use and occupy all premises owned or occupied by the Debtor wherein the Collateral may be situate to the exclusion of all others to the extent permitted by law, including the Debtor, maintain the Collateral upon such premises, borrow Money on a secured or unsecured basis, incur reasonable expenses in exercise of the rights, powers and remedies set out in this Agreement and use the Collateral directly in carrying on the Debtor’s business or as security for loans or advances to enable it to carry on the Debtor’s business or otherwise, as such Receiver shall, in its discretion, determine. In addition, the Receiver shall have the following rights, powers and remedies:

(a)	to make payments to Persons having prior rights or Liens on properties on which the Debtor may hold a Lien and to Persons having prior rights or Liens on the Collateral; and

(b)
to demand, commence, continue or defend proceedings in the name of the Secured Party or of the Receiver or in the name of the Debtor for the purpose of protecting, seizing, collecting, realizing or obtaining possession or payment of the Collateral and to give effectual receipts and discharges therefor.

Except as may be otherwise directed by the Secured Party, and subject to the interests of other secured creditors, if any, all Proceeds received from time to time by such Receiver in carrying out its appointment shall be received in trust for and paid over to the Secured Party. Every such Receiver may, in the discretion of the Secured Party be vested with all or any of the rights and powers of the Secured Party.

9.2 Dealing with Contracts - Without limiting the generality of Section 9.1, the Receiver shall have the following rights, powers and remedies:

(a)
to enforce, realize, sell, assign, transfer, require continued performance under or otherwise deal with the Contracts or any one or more of them, upon such terms and conditions and at such time or times as may seem to it advisable;

(b)
to renew, amend or otherwise deal with the Contracts or any one or more of them (including the authority to demand, sue for, recover, receive and give receipts for all work, services and goods to be provided under the Contracts or any one or more of them and to give consents or waivers with respect to, or otherwise enter into agreements, understandings or arrangements respecting, the Contracts or any one or more of them);

(c)
to exercise any of the rights, remedies, entitlements, privileges, powers, benefits, licences, franchises, advantages, authorities and discretions which under the terms of the Contracts, or any one or more of them, could be exercised by the Debtor or any Subsidiary or Affiliate;

(d)
to perform at the Debtor’s expense any and all Obligations or covenants of the Debtor or any Subsidiary or Affiliate under the Contracts or any one or more of them or in respect thereof and to enforce performance by the parties thereto of their Obligations, covenants and agreements thereunder;

(e)	to deal with the Contracts or any one or more of them to the same extent as the Debtor or any Subsidiary or Affiliate could do; and

(f)	to decline to perform or otherwise observe the Debtor’s Obligations under any Contracts or any one or more of them.

9.3 Exercise of Remedies by the Secured Party - Upon the occurrence of an Event of Default, the Secured Party may, either directly or through his agents or nominees, exercise all the powers and rights available to a Receiver by virtue of Sections 9.1 and 9.2. In addition to the rights granted in this Agreement and in any other agreement now or hereafter in effect between any of the Debtor and the Subsidiaries and the Secured Party and in addition to any other rights the Secured Party may have at law or in equity or otherwise, the Secured Party shall have both before and after the occurrence of an Event of Default, all rights and remedies of a Secured Party under the PPSA.

9.4 Possession of the Collateral - The Debtor acknowledges that the Secured Party or any Receiver appointed by him may take possession of the Collateral wherever it may be located and by any method permitted by law and the Debtor agrees upon request from the Secured Party or any such Receiver to assemble and deliver possession of the Collateral at such place or places as directed.

9.5 Remedies Not Exclusive - All rights, powers and remedies of the Secured Party under this Agreement may be exercised separately or in combination and shall be in addition to, and not in substitution for, any other security now or hereafter held by the Secured Party and any other rights, powers and remedies of the Secured Party however created or arising. No single or partial exercise by the Secured Party of any of the rights, powers and remedies under this Agreement or under any other security now or hereafter held by the Secured Party shall preclude any other and further exercise of any other right, power or remedy pursuant to this Agreement or any other security or at law, in equity or otherwise. The Secured Party shall at all times have the right to proceed against the Collateral or any other security in such order and in such manner as he shall determine without waiving any rights, powers or remedies which the Secured Party may have with respect to this Agreement or any other security or at law, in equity or otherwise. No delay or omission by the Secured Party in exercising any right, power or remedy hereunder or otherwise shall operate as a waiver thereof or of any other right, power or remedy.

9.6 Debtor Liable for Deficiency - The Debtor shall remain liable to the Secured Party for any deficiency after the Proceeds of any sale, lease or disposition of the Collateral are received by the Secured Party.

9.7 Exclusion of Liability of Secured Party and Receiver - Except for fraud and gross negligence, the Secured Party shall not, nor shall any Receiver appointed by it, be liable for any failure to exercise his rights, powers or remedies arising hereunder or otherwise, including without limitation any failure to take possession of, collect, enforce, realize, sell, lease or otherwise dispose of, preserve or protect the Collateral, to carry on all or any part of the business of the Debtor or any Subsidiary or Affiliate relating to the Collateral or to take any steps or proceedings for any such purposes. Neither the Secured Party nor any Receiver appointed by him shall have any obligation to take any steps or proceedings to preserve rights against prior parties to or in respect of the Collateral including without limitation any Instrument, Chattel Paper or Securities, whether or not in the Secured Party’s or the Receiver’s possession, and neither the Secured Party nor any Receiver appointed by him shall be liable for failure to do so. Subject to the foregoing, the Secured Party shall use reasonable care in the custody and preservation of the Collateral in his possession.

9.8 Notice of Sale - Unless required by law, neither the Secured Party nor any Receiver appointed by him shall be required to give the Debtor any notice of any sale, lease or other disposition of the Collateral, the date, time and place of any public sale of the Collateral or the date after which any private disposition of the Collateral is to be made.

10. APPLICATION OF PROCEEDS

10.1 Application of Proceeds - The Proceeds arising from the enforcement of the Security Interest as a result of the possession by the Secured Party or the Receiver of the Collateral or from any sale, lease or other disposition of, or realization of security on, the Collateral (except following acceptance of the Collateral in satisfaction of the Obligations) shall be applied by the Secured Party or the Receiver in the following order, except to the extent otherwise required by law:

(a)
first, in payment of the Secured Party’s reasonable costs, charges and expenses (including legal fees on a solicitor and his own client basis) incurred in the exercise of all or any of the rights, powers or remedies granted to him under this Agreement, and in payment of the reasonable remuneration of the Receiver, if any, and the reasonable costs, charges and expenses incurred by the Receiver, if any, in the exercise of all or any of the rights, powers or remedies granted under this Agreement;

(b)	second, in payment of amounts paid by the Secured Party or the Receiver pursuant to clause 9.1 (a);

(c)
third, in payment of all Money borrowed or advanced by the Secured Party or the Receiver, if any, pursuant to the exercise of the rights, powers or remedies set out in this Agreement and any interest thereon;

(d)	fourth, in payment to any holder of a Permitted Encumbrance who holds a valid security interest that ranks ahead of the Security Interest of the Secured Party;

(e)	fifth, in payment of the remainder of the Obligations in such order of application as the Secured Party may determine;

(f)	sixth, subject to Sections 10.2 and 10.3, to any Person who has a security interest in the Collateral that is subordinate to that of the Secured Party and whose interest,

(i)	was perfected by possession, the continuance of which was prevented by the Secured Party or the Receiver taking possession of the Collateral, or

(ii)	was, immediately before the sale, lease or other disposition by the Secured Party or the Receiver, perfected by registration;

(g)
seventh, subject to Sections 10.2 and 10.3, to any other Person with an interest in such Proceeds who has delivered a written notice to the Secured Party or the Receiver of the interest before the distribution of such Proceeds; and

(h)	last, subject to Sections 10.2 and 10.3, to the Debtor or any other Person who is known by the Secured Party or the Receiver to be an owner of the Collateral.

10.2 Dealings with Others - The Secured Party may grant extensions of time and other indulgences, take and give up security, accept compositions, make settlements, grant releases and discharges, and otherwise deal with the Debtor, debtors of the Debtor, the Subsidiaries, sureties and other Persons and with the Collateral and other security as the Secured Party sees fit, without prejudice to the liability of the Debtor to the Secured Party or the rights, powers and remedies of the Secured Party under this Agreement.

10.3 No Obligation to Advance - Nothing herein contained shall in any way obligate the Secured Party to advance any funds, or otherwise make or continue to make any credit available to the Debtor.

10.4 Perfection of Security - The Debtor authorizes the Secured Party to file financing statements and other documents and do such acts, matters and things as the Secured Party may consider appropriate to perfect and continue the Security Interest, to protect and preserve the interest of the Secured Party in the Collateral and to realize upon the Security Interest.

10.5 Communication - Any notice, notice of change of address, or other communication required or permitted to be given hereunder shall be in writing and, if mailed by prepaid registered mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be sent to the other party at the last known address of the other party and be deemed to have been received five (5) Business Days after the post-marked date thereof, or if telecopied, emailed or delivered by another form of recorded communication, shall be deemed to have been received on the Business Day of dispatch and acknowledgement of receipt by the recipient’s telecopier machine or other form of recorded communication, or if delivered by hand shall be deemed to have been received at the time it is delivered.

10.6 Amalgamation - The Debtor acknowledges that if it amalgamates with any other corporation or company, then (i) the Collateral and the Security Interest shall extend to and include all of the undertaking, rights, property and assets of each of the amalgamating corporations or companies and all of the undertaking, rights, property and assets of the amalgamated corporation or company thereafter owned or acquired, (ii) the term “Debtor”, where used in this Agreement, shall extend to and include the amalgamating corporations or companies and the amalgamated corporation or company, and (iii) the term “Obligations” where used in this Agreement shall extend to and include the “Obligations” of the amalgamating corporations or companies and the Obligations of the amalgamated corporation or company.

10.7 Debtor Remains Liable Under Accounts and Contracts - Notwithstanding any provision of this Agreement, the Debtor shall remain liable under any of the documents giving rise to Accounts and under any of the Contracts to observe and perform all the conditions and Obligations to be observed and performed by the Debtor thereunder, all in accordance with the terms of such document and Contract. The Secured Party shall have no obligation or liability under any Account (or any document giving rise thereto) or Contract by reason of or arising out of this Agreement or the receipt by the Secured Party of any payment relating to such Account or Contract pursuant hereto, and in particular (but without limitation), the Secured Party shall not be obligated in any manner to perform any of the Obligations of the Debtor under or pursuant to any Account (or any document giving rise thereto) or under or pursuant to any Contract, to make any payment, to make any inquiry as to the nature or the sufficiency of any payment received by him or as to the insufficiency of any performance by any party under any Account (or any document giving rise thereto) or under any Contract, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to him or to which he may be entitled at any time. Nothing contained in this Agreement shall render the Secured Party, or any of his agents, liable to any Person for the fulfillment or non-fulfillment of the Obligations, covenants and agreements (including but not limited to the payment of any Moneys or the provision of any goods or services under or in respect of any of the Contracts) of the Debtor under any of the Contracts. The Debtor hereby agrees to indemnify and to save and hold harmless the Secured Party from and against any and all claims, demands, actions, causes of action, losses, suits, damages and costs whatsoever arising directly or indirectly from or out of any Accounts or the Contracts or any of them.

10.8 Successors and Assigns - This Agreement shall enure to the benefit of and be binding on the Debtor and its successors and permitted assigns. This Agreement shall be assignable at any time by the Secured Party upon prior written notice to the Debtor, free of any set-off, counterclaim or equities between the Debtor and the Secured Party. This Agreement shall not be assignable by the Debtor without the prior written consent of the Secured Party, to be granted or not in his sole and unfettered discretion.

10.9 Survival - All agreements, covenants, representations and warranties made herein shall survive the execution and delivery of this Agreement.

10.10 Copy Received - The Debtor hereby acknowledges receipt of a copy of this Agreement.

The parties have executed this Agreement as of the date first above written.

ASTRIS ENERGI INC.

By:	/s/ Anthony Durkacz
Anthony Durkacz,
Vice President of Finance

I have authority to bind the corporation.

SIGNED, SEALED AND DELIVERED	)
in the presence of	)
)
)
)
)
	)	(Signature)
witness to the signature of	)
	)	Name:
	)	(Please print)

Schedule “A”

1.     Locations of Debtor’s business operations:

 2175 Dunwin Drive, Unit 6, Mississauga, Ontario L5L 1X2

2.     Locations of records relating to Collateral:

 2175 Dunwin Drive, Unit 6, Mississauga, Ontario L5L 1X2

3.     Locations of the Collateral:

 2175 Dunwin Drive, Unit 6, Mississauga, Ontario L5L 1X2